Submitted electronically

March 7, 2007

Briccio Barrientos Senior Accountant U.S. Securities & Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:

XTF Investors Trust, File No. 811-22002 and 331-139947

Dear Mr. Barrientos:

XTF Investors Trust (the "Trust" or the "Registrant") hereby files the Pre-Effective Amendment No. 1 to its registration statement on Form N-1A.  On January 12, 2007, the Trust filed the registration statement to register shares of its initial series.  We received your comment letter dated February 12, 2007.  The following letter responds to your comments and follows the same format as your comment letter.

On behalf of the Trust and XTF Capital LLC, the Trust Distributor, we hereby request that the Commission acceleration the effective date of the registration of the Trust's shares to 1:00 p.m. on March 15, 2007, or the earliest practical time thereafter.

Prospectus

TARGET DATE PORTFOLIOS

Principal Investment Strategies

Comment:

Please disclose the principal investment strategies for selecting the underlying ETFs. For example, how will a Portfolio select between foreign and domestic ETFs? How will a Portfolio select corporate bond ETFs with respect to maturity? How will a Portfolio select between foreign and United States government ETFs? Finally, how will a Portfolio allocate real estate assets between types of real estate ETFs?

Please define "investment grade" and "non-investment grade" debt.

Disclosure found later in the prospectus lists the types of equity ETFs and fixed income ETFs that the Target Date Portfolios may invest in. Please list in the Risk/Return Summary of each Portfolio the types of ETFs each Portfolio may hold.

Please describe the "other international asset classes" held by ETFs that the Target Date Portfolios will invest.

Response:

The principal investment strategy section for the Target Date Portfolios has been revised to explain that the adviser selects between asset classes using its strategic asset allocation model.  The strategic asset allocation model is briefly described in this section, and the investor is directed to read additional information under the heading "Additional Information About Investment Strategies."  As requested, the term "investment grade" has been defined.  Non-investment grade all other fixed income securities and therefore a definition of "non-investment grade" is not necessary.  As requested, a list of the types of ETFs each portfolio may hold has been added to the Risk/Return Summary.  Also as requested, "other international asset classes" has been described.

Equity ETF Risks

Comment:

Earlier disclosure states that the Portfolios will invest in ETFs that invest in domestic companies with medium and small capitalizations and in foreign securities, including emerging markets. Please disclose the risks of investing in medium and small capitalization ETFs and in foreign ETFs, including emerging markets.

Response:

As requested, risk disclosure related to medium and small capitalization ETFs and foreign ETFs, including emerging markets, has been added to the Prospectus.

Fixed Income ETF Risks

Earlier disclosure states that the Portfolios will invest in ETFs holding non-investment grade debt securities and mortgage-backed securities.  Please disclose the risks of investing in non-investment grade debt ETFs and the prepayment risk for ETFs holding mortgage-backed securities.

Response:

As requested, disclosure regarding non-investment grade debt and prepayment risk has been added to the Prospectus.

REIT ETF Risks

Comment:

Disclosure in this section states that REITs involve certain unique risks in addition to those risks associated with investing in the real estate industry in general. The disclosure also states that the risks are similar to small capitalization companies. This description is inadequate and fails to describe the risks of REITs. Please revise this section to describe the risks of REITs. See Item 2(c)(1) to Form N-1A.

Earlier disclosure also states that a portion of each Portfolio's assets are allocated to real estate ETFs, but only the risks of REIT ETFs are disclosed in this section. If the Portfolios will only invest in REIT ETFs, the Portfolios' Principal Investment Strategies section should be revised. If the Portfolios will also invest in real estate ETFs in addition to REIT ETFs, this section should be revised.

Response:

As requested, additional information regarding risks of ETFs has been added to the Principal Risk section of the Prospectus.  The disclosure has been clarified to indicate that the Fund will investment in REIT ETFs.

Fee Table

Comment:

Please move the footnotes and other disclosure presented between the Shareholder Fees and the Annual Operating Expenses sections to immediately after the Annual Operating Expenses section.

Disclose in a footnote that the Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. See Instruction 2(f)(vi) to Item 3 of Form N-1A.

Response:

All footnotes have been moved to immediately after the expense section.  In addition, the disclosure has been revised to clarify that underlying fund expenses are based on estimated amounts for the current fiscal year.

TACTICAL ALLOCATION PORTFOLIOS

Comment:

Principal Investment Strategies

Disclosure in this section sets forth the combined Neutral Allocation for the Fixed Income and Real Estate Allocation. Please disclose the Fixed Income Allocation and the Real Estate Allocation separately.

Disclosure in this section states that the Portfolios invest in "sector- and style-specific ETFs". Please describe sector- and style-specific ETFs and disclose the principal risks of these investments in the Principal Risks section.

Response:

As requested, style- and sector-specific risks have been added to the Principal Risks section. Based on current market conditions, the Funds will not be actively investing in REIT ETFs; therefore, the Target Glide Path and Allocation Table will not show REIT allocation.

TACTICAL ROTATION PORTFOLIOS

Comment:

Principal Investment Strategies, XTF Sector Rotation ETF Portfolio

Please disclose the specific market capitalization range of the "U.S. large cap equity universe".

Response:

The specific market capitalization range of large cap equity has been provided as requested.

International Risks — Country Rotation ETF Portfolio

Comment:

Disclosure in this section states that foreign investing risk is "somewhat mitigated in the ETF markets which provide greater stability than direct investments in foreign securities". Please disclose why investing in an ETF would be more stable than directly investing in foreign securities.

Response:

The disclosure referenced in the comment letter has been deleted.

ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES

The Allocation Models

Comment:

Disclosure in this section is very technical, jargon-laden and confusing. For example, one sentence reads, "By adhering to pre-established constraints that limit tactical re-allocation of the major equity asset classes within prescribed ranges of the initial SAA, the Advisor attempts to manage risk while still increasing alpha." Please revise the disclosure for the entire section using concise, straightforward and easy to understand language. See General Instruction C.1. to Form N-1A and Rule 421 of the Securities Act of 1933.

Response:

As requested, the disclosure for the entire section has been revised to eliminate jargon and provide the information in plain English.

Class C Shares

Comment:

Please disclose how deferred sales loads are imposed and calculated, including whether the specified percentage of the sales load is based on the offering price, or the lesser of the offering price or net asset value at the time the sales load is paid. Also disclose the amount of the sales load as a percentage of both the offering price and the net amount invested. See Item 7(a), Instructions (3)(a)-(b) of Form N-1A.

Response:

The discussion of deferred sales loads has been revised to explain that the load is based on the lesser of offering price or net asset value, and load (as a percent of the amount invested) has also been provided.

Wire Redemption

Comment:

Please disclose the $15.00 wire transfer fee in a footnote to the fee table.

Response:

The requested disclosure has been added to the Prospectus.

When Redemptions Are Sent

Comment:

Disclosure in this section states that if an investor purchases shares using a check and soon after requests a redemption, the Trust will not honor the redemption. Section 22(e) of the Investment Company Act of 1940 (the "1940 Act") states that no investment company shall suspend the right of redemption. Please revise the disclosure accordingly.

Response:

The disclosure has been revised to clarify that redemption requests will be honored; however, proceeds will be held until the investment check has cleared.

Statement of Additional Information

Comment:

Investment Company Securities

Please inform us of the status of the exemptive relief sought from Section 12(d) of the 1940 Act discussed in this section.

Response:

The Funds do not anticipate, at this time, the need to apply for exemptive relief from the SEC.  The portfolios will be relying on exemptive relief obtained by the underlying ETFs as well as rules under the Investment Company Act that permit investments in excess of the Section 12(d) limits.

Disclosure of Portfolio Holdings

Comment:

Disclosure in this section states that portfolio holdings may be released daily to the Advisor, Transfer Agent, Fund Accountant and Custodian. Please disclose the lag time of such disclosures as required by Item 11(f)(2) of Form N-1 A.

Disclosure this section also states that portfolio holdings may be disclosed to auditors, legal counsel, proxy voting services, pricing services, printers, parties to merger and reorganization agreements and their agents, and prospective and newly hired investment advisers or sub-advisers. Do the Portfolios have ongoing arrangements with these parties? If so, please specifically identify these entities and detail the portfolio holdings disclosure arrangements with them as required by Item 11(f)(2) of Form N-1A.

Response:

As requested, we have disclosed the lag time for portfolio holdings information that is released to the adviser, transfer agent, fund accountant and custodian.  There are no other ongoing arrangements.

_________________________________________________

The Registrant hereby acknowledges that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

3.

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at 513-352-6725.

Very truly yours,

/s/ Emile Molineaux

Emile Molineaux, Secretary